September 22, 2023

Mr. David Matthews
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”)
Post-Effective Amendment No. 248 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-2296 TBG Dividend Growth

Dear Mr. Matthews:

This correspondence responds to comments to the Trust received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the TBG Dividend Growth ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: As an attachment to this response letter, please include updated pages showing the completed fee table and expense example for the Fund.

Response: The Fund’s completed fee table and expense example are attached as Exhibit A hereto.

2.	Comment: Please describe the non-operating expenses referred to in footnote 1 on the Fund’s fee table.

Response: The Trust has updated footnote 1 to indicate what the non-operating expenses are. See Exhibit A and in particular the italicized text in footnote 1.

3.
Comment: Please supplementally confirm whether the Fund will engage in short selling and/or securities lending as part of the Fund’s principal investment strategy. If short selling and/or securities lending are part of the Fund’s principal investment strategy, update the fee table and/or risk disclosures accordingly.

Response: The Fund does not intend to use short selling as part of its principal investment strategy. As a result, the Fund has not included the expense line items typically associated with short selling in the annual fund operating expense table. The Fund may participate in a securities lending program so relevant risk disclosure has been added to the Principal Risk section of the prospectus. The Other Expenses associated with securities lending are not expected to exceed 1 basis point in the first year of operations.

4.	Comment: Supplementally indicate whether the Fund’s investment adviser has a manager-of-manager exemptive order in place and will it rely on it as it relates to the management of the Fund.

Response: The Fund’s investment adviser does not have a manager-of-manager exemptive order in place as it relates to the Fund.

5.
Comment: In the last paragraph of the Principal Investment Strategies section of the prospectus, the Sub-Adviser describes when it would generally sell a Fund holding. Please describe the circumstances, if any, where the Sub-Adviser would elect not to sell a Fund holding if one or more of the sell criteria are present.

Response: The Trust has added disclosure regarding when the Sub-Adviser may deviate from the stated sell criteria.

6.
Comment: In the section Additional Information about the Fund’s Investment Objective and Principal Strategies add disclosure that shareholders will be provided with at least 60 days’ advance written notice of a change to its investment objective.

Response: The Trust has made the requested update.

7.
Comment: Clarify the disclosure in the Fund Management section of the prospectus to state the roles and responsibilities of the adviser and the sub-adviser in managing the Fund. Include the following details in the disclosure: 1. Who is responsible for allocating the Fund’s investments? 2. Who exercises discretion over the Fund’s portfolio? and 3. Can the Adviser override the sub-adviser’s investment decision? In addition, revise the disclosure to clarify who is responsible for placing the Funds’ trades.

Response: The Trust believes the current disclosure states the sub-adviser is responsible for selecting the investments for the Fund in accordance with the Fund’s objectives, policies, and restrictions. In addition, the Trust believes the current disclosure states that the Adviser is responsible for selecting the brokers and placing the Fund’s trades. To address the other comments, the Trust has added disclosure clarifying that the sub-adviser has discretionary authority to manage the Fund’s assets pursuant to the sub-advisory agreement. In addition, disclosure has been added stating that the Adviser retains authority to exercise its right to control the overall management of the Fund’s assets.

8.	Comment: In the in the Fund Management section, revise the fourth paragraph to align with the disclosure contained in footnote 1 of the Fund’s annual fund operating expense table.

Response: The disclosure has been revised as requested.

9.
Comment: On page 12 of the prospectus, confirm or update the disclosure on the portfolio managers roles and responsibilities to be consistent with discussion of the roles and responsibilities of the Investment Adviser and Investment Sub-Adviser found on page 11 of the prospectus.

Response: The disclosure has been revised as requested.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.

Sincerely,

/s/ Wade Bridge

Wade Bridge
Partner

Exhibit A

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee[1]	0.59%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.59%

[1]
The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses and fees (see italicized items in the preceding sentence) and expenses associated with the Fund’s securities lending program, if applicable.

[2]	Other Expenses are estimated for the current fiscal year.

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$60	$189